

January 20, 2011

Mr. Russell K. Boyd
President and Chief Executive Officer
INTREorg Systems, Inc.
2600 E. Southlake Blvd., Suite 120-366
Southlake, TX 76092

> **Re: INTREorg Systems, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53262**

Dear Mr. Boyd:

We have reviewed your letter dated December 24, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 19, 2010.

General

1. Please note that the three acknowledgements on page 3 in our comment letter dated November 19, 2010, must be signed by the company's management. These are:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Russell K. Boyd
INTREorg Systems, Inc.
January 20, 2011
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period ended September 30, 2010

Item 4. Controls and Procedures

Disclosures Controls and Procedures, page 3

2.   We note in your Form 10-Q for the quarter ended September 30, 2010 and in your amended Form 10-Q's for the quarters ended March 31, 2010 and June 30, 2010, that your effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition, as we note you have done in your Form 10-K/A for the year ended December 31, 2009. In addition, please clarify or remove in future filings, the statement at the end of your disclosure that there is a deficiency in your internal control over financial reporting discussed below. In this regard, we note that your Chief Executive Officer has concluded that your disclosure controls and procedures are effective at the end of each respective period. We further note that no deficiencies are discussed.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief